Medwave Software Solutions
Summary of Terms
Regulation Crowdfund Offering

Offering Minimum	$100,000.80
Offering Maximum	$1,069,997.40
Minimum Investment Amount	$450 (same minimum for early and later investors)
Offering Type	Equity
Security Name:	Common Stock
Minimum Number of Shares Offered:	27,778 (at early bird price)
Maximum Number of Shares Offered:	83,334 (early bird) + 171,110 (remainder at normal pricing) = 254,444 total
Price per Share:	$3.60 for first $300,002.40; $4.50 thereafter
Pre-Money Valuation:	$45,831,794.40 (at $3.60) $57,289,630.50 (at $4.50)
Security Features:	Voting stock; Preferred Shares have liquidation preference to Common; Common and Preferred share equally in any declared dividends